SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                    FORM 8-A
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) or (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           ORIENT-EXPRESS HOTELS LTD.
                ------------------------------------------------
             (Exact name of registrant as specified in its charter)


                    Bermuda                                  98-0223493
    ----------------------------------------                -------------
    (State of incorporation or organization)                (IRS Employer
                                                          Identification No.)


               41 Cedar Avenue
                P.O. Box 1179
            Hamilton HM EX, Bermuda                                --
    ----------------------------------------                   ----------
    (Address of principal executive offices)                   (Zip Code)

     Securities registered pursuant to Section 12(b) of the Act:


                                             Name of each exchange on which
Title of each class registered                     each class is registered
------------------------------               ------------------------------

 Class A Common Shares,                         New York Stock Exchange
   par value $0.01 each

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |X|

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. |_|

     Securities Act registration statement file number to which this form relates: 33-12030

     Securities to be registered pursuant to Section 12(g) of the Act: None






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Item 1. Description of Registrant's Securities to be Registered.

Dividend Rights

     Holders of the Registrant's class A common shares, par value $.01 each (the "Class A Shares"), and class B common shares, par value $.01 each (the "Class B Shares"), receive such dividends as the Registrant's board of directors declares out of amounts available under Bermuda law for that purpose. The board of directors may not declare a cash dividend on the Class A or Class B Shares without at the same time declaring an equal cash dividend on the other class of common shares.

     For distributions other than cash dividends, the Class A and Class B Shares rank equally and have the same rights, except that

o the Registrant can distribute Class A Shares, or rights, options or warrants to subscribe for Class A Shares, only to the holders of Class A Shares,

o the Registrant can distribute Class B Shares, or rights, options or warrants to subscribe for Class B Shares, only to the holders of Class B Shares, and

o the ratio of the number of Class A Shares outstanding to the number of Class B Shares outstanding, each on a fully diluted basis, must be the same immediately after such a distribution as immediately before it, except as may be provided in the shareholder rights agreement described below.

     No Bermuda law, decree or regulation restricts the export or import of capital, affects payment of dividends or other distributions by the Registrant to non-resident shareholders, or subjects United States holders of Class A Shares or Class B Shares to taxes. Future dividends will depend upon the Registrant's results of operations, financial position, capital requirements and other relevant factors.

     The Registrant is not party to any indentures or agreements restricting the payment of dividends to its shareholders.

Voting Rights

     Except as otherwise provided by Bermuda law, the holders of Class A and Class B Shares have exclusive voting rights at any general meeting of shareholders of the Registrant, subject to the voting rights of the holders of any preferred shares which the Registrant may issue in the future.




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     In  general,  holders of Class A Shares and  holders of Class B Shares vote together as a single class with holders of Class A Shares having one-tenth of one vote per share and holders of Class B Shares having one vote per share. However,

o Any action varying the rights of either class would require the separate approval of that class as well as the approval of both classes voting together.

o Any "Business Combination," as defined in the Registrant's bye-laws, involving the Registrant and an "interested person" must be approved by the holders of not less than 90% of the outstanding Class A and Class B Shares voting together as a single class, each with one vote, unless the Business Combination meets certain procedural and fair price requirements. An interested person is defined generally as a person, other than the Registrant, Sea Containers Ltd. and each of their respective subsidiaries, which is the beneficial owner of shares or rights over shares carrying 15% or more of the votes which may be cast at any general meeting of the Registrant.

o The shareholders of the Registrant may remove directors from office, with or without cause, at a special general meeting only by a resolution adopted by the holders of not less than 90% of the outstanding Class A and Class B Shares voting together as a single class, each with one vote. A director may also be removed for cause by resolution of the directors, or can be defeated for re-election at an annual general meeting.

o If at any time a person becomes an interested person as defined above, that person, with certain exceptions, will not be able to cast more than 15% of the votes which may be cast at any general meeting of the Registrant for a period of five years from the date that such person first became an interested person.

There is no provision for cumulative voting for the election of directors, so that those shareholders can elect all of the directors which together can cast a majority of the votes represented by all outstanding Class A Shares each with one-tenth of a vote and Class B Shares each with one vote.

     In general, under The Companies Act 1981 of Bermuda and the Registrant's bye-laws, approval of any matter proposed at any general meeting requires the affirmative vote of a simple majority of the total votes cast on that matter by the holders of Class A Shares and Class B Shares present in person or represented by proxy. Matters requiring such simple majority approval include proposals for the sale of all or substantially all of the Registrant's assets, and amendments to its memorandum of association or bye-laws. A few matters would require more than majority approval under The Companies Act 1981, such as loans to directors, which would require the affirmative vote of at least 90% of the total votes of all outstanding Class A and Class B Shares, or a change of the Registrant's independent auditors, which would require the affirmative vote of at least two-thirds of the total votes cast of Class A and Class B Shares, or a proposal for the amalgamation or merger of the Registrant with another corporation, which would require the affirmative vote of at least 75% of the total votes cast of Class A and Class B Shares.



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     The normal  quorum for general  meetings is the  presence,  in person or by proxy, of the holders of Class A and Class B Shares carrying a majority of the votes which may be cast at the meeting. However, at any special general meeting called for the purpose of electing directors or increasing or reducing the number of directors, the holders of not less than 90% in number of the outstanding Class A and Class B Shares must be present in person or by proxy to constitute a quorum.

     There are no limitations imposed by Bermuda law or by the Registrant's charter and bye-laws on the rights of persons who are not citizens or residents of Bermuda to hold or vote Class A or Class B Shares.

The Rights

     On June 5, 2000, the board of directors of the Registrant authorized the distribution of one preferred share purchase right (a "Right") for each outstanding Class A Share and Class B Share of the Registrant outstanding on the close of business of the closing date of the Registrant's initial public offering of Class A Shares. The Registrant will continue to issue Rights with all Class A and Class B Shares issued after that date until the Distribution Date (as defined below) or until the Rights are redeemed or expire.

     The Rights are being issued pursuant to a Rights Agreement dated as of June 1, 2000, between the Registrant and Fleet National Bank, as Rights Agent (the "Rights Agreement"). The following summary of the Rights is qualified in its entirety by reference to the Rights Agreement, which is incorporated by reference as an exhibit to this Registration Statement.

     There is associated with each outstanding "Voting Share" of the Registrant one Right which, except as set forth below, when exercisable, entitles the registered holder to purchase from the Registrant one one-hundredth of a share of a series of preferred shares of the Registrant designated as Series A Junior Participating Preferred Shares, par value of $.01 each (the "Preferred Shares"), at a price of $142 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The Voting Shares of the Registrant are its Class A Shares and Class B Shares. The terms of the Preferred Shares are summarized below and are set forth in a Certificate of Designation of Terms attached as Exhibit A to the Rights Agreement.

     The Rights will be represented by the certificates for Voting Shares, and will not be exercisable or transferable apart from the Voting Shares, until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of shares carrying 20% or more of the total voting rights which may be cast at any general meeting of the Registrant, or (ii) 10 days (or such later date as may be determined by the Registrant's board of directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated



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persons of shares  carrying 30% or more of the total voting  rights which may be cast at any general meeting of the Registrant (the earlier of such dates being called the "Distribution Date"). No person shall be deemed to be an Acquiring Person if its percentage ownership in the Registrant increases solely as a result of a share repurchase program by the Registrant or a subsidiary of the Registrant. Acquiring Person does not include the Registrant or Sea Containers or a subsidiary of either of them, or any employee benefit plan of the Registrant or any subsidiary of the Registrant or any entity holding shares for any such plan.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferable with and only with the Voting Shares. Until the
Distribution Date (or earlier redemption or expiration of the Rights), new Voting Share certificates issued upon transfer or new issuance of Voting Shares will contain a notation incorporating the Rights Agreement by reference, and the surrender for transfer of any certificates for Voting Shares, even without such notation, will also constitute the transfer of the Rights associated with the Voting Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Voting Shares as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights. In certain circumstances, Rights may be issued after the Distribution Date, such as in connection with the issuance of Voting Shares upon the exercise of employee stock options or upon the conversion of convertible securities of the Registrant.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on June 1, 2010 (the "Final Expiration Date"), unless earlier redeemed by the Registrant, as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Voting Shares or a stock dividend on the Voting Shares payable in Voting Shares or subdivisions, consolidations or combinations of the Voting Shares occurring prior to the Distribution Date.

     The Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per



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share but will be entitled to an  aggregate  dividend of 100 times the  dividend declared per Class A Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Voting Share. All dividend and liquidation preferences of the Preferred Shares will rank junior to such preferences in all preferred shares hereafter issued by the Registrant. Each Preferred Share will generally vote together as one class with the Voting Shares on all matters on which the holders of Voting Shares generally are entitled to vote, with each Preferred Share entitled to a number of votes calculated by multiplying 100 by the number of votes per share which the holders of Class A Shares then have with respect to the matter being voted upon. Finally, in the event of any merger, amalgamation, consolidation or other transaction in which Voting Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Voting Share. The foregoing preferential rights are protected by customary antidilution provisions.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued upon the exercise of Rights. In lieu of fractional Preferred Shares, the Registrant will make a cash payment based on the market price of such fractional Preferred Shares on the last trading day prior to the date of exercise.

     If after the Distribution Date, (a) the Registrant is acquired in a merger, amalgamation or other business combination transaction and all or part of the Voting Shares are changed into or exchanged for securities, cash or property of another person, or (b) 50% or more of the Registrant's consolidated assets or earning power is sold, each holder of a Right (other than Rights beneficially owned by an Acquiring Person, which Rights will be void) will thereafter have the right to receive, upon the exercise of such Right at the then current Purchase Price, an amount of the common equity of the "Principal Party" which at the time of such transaction would have a market value of two times the Purchase Price of the Right. In the case of clause (a) above, the Principal Party shall in general be the issuer of any securities into which Voting Shares of the Registrant are converted in such merger, amalgamation or other business combination transaction, except that if (i) the common equity of such issuer has not been continuously registered under Section 12 of the Securities Exchange Act of 1934 for at least twelve months, and (ii) such issuer is a subsidiary of another issuer the common equity of which is so registered, the Principal Party shall be such other issuer. In the case of clause (b) above, if there is more than one acquiror of the Registrant's assets or earning power, the Principal Party shall be the entity receiving the greatest portion of the transferred assets or earning power of the Registrant.

     If any person becomes an Acquiring Person, each holder of a Right (other than Rights beneficially owned by an Acquiring Person, which will be void) will thereafter have the right to receive, upon exercise of such Right at the then current Purchase Price, that number of Class A Shares (in case of a Right which prior to the Distribution Date was evidenced by a certificate for Class A Shares) or Class B Shares (in the case of a Right which prior to the Distribution Date was evidenced by a certificate for Class B Shares), or other securities, cash or property, which at the time



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of such  acquisition  would have a market value of two times the Purchase Price.
The Rights will not be so exercisable, however, until the Registrant's right to redeem the Rights has expired (see below).

     At any time after any person becomes an Acquiring Person, and before a person or group (other than the Registrant, Sea Containers or a subsidiary of either of them, or any employee benefit plan of the Registrant or of any subsidiary of the Registrant, or any entity holding Class A or Class B Shares for or pursuant to the terms of such plan) acquires beneficial ownership of 50% or more of the total voting rights which may be cast at any general meeting of the Registrant, the board of directors of the Registrant may exchange all or some of the Rights then outstanding (other than Rights beneficially owned by an Acquiring Person, which Rights will be void) at an exchange ratio of one Class A Share per Right (in the case of Rights which prior to the Distribution Date were evidenced by certificates for Class A Shares) and one Class B Share per Right (in the case of Rights which prior to the Distribution Date were evidenced by certificates for Class B Shares), subject to adjustment in certain events.

     At any time prior to the close of business on the 10th day following the date on which a person becomes an Acquiring Person, the board of directors of the Registrant may redeem the Rights in whole, but not in part, at a price of $.05 per Right, subject to adjustment for stock splits, stock dividends or similar transactions (the "Redemption Price"). The Registrant may, at its option, pay the Redemption Price in cash, Class A Shares or any other form of consideration deemed appropriate by the board of directors. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended or supplemented by the board of directors of the Registrant without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Registrant, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Registrant on terms not approved by the Registrant's board of directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the board of directors, since the Rights may be redeemed by the Registrant at $.05 per Right within 10 days after the date a person becomes an Acquiring Person.

Liquidation Rights

     In a liquidation, dissolution or winding-up of the Registrant, holders of Class A and Class B Shares as a single class would participate equally per share in the assets remaining available for



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distribution to shareholders, after payment of the liabilities or the Registrant and the liquidation preferences on its preferred shares.

Conversion Rights

     The Class A Shares are not convertible into any other security. Each Class B Share is convertible at any time without any additional payment into one Class A Share.

Miscellaneous

     Neither Class A nor Class B Shares have the benefit of sinking fund provisions or are redeemable or carry any preemptive or other rights to subscribe for additional shares, except that holders of Class B Shares may convert their shares into Class A Shares as described above. The holders of Class A and Class B Shares are not liable for any further calls or assessments.


Item 2. Exhibits


     1    Bye-Laws  1, 3,  50,  71,  74,  127,  128  and 129 of the  Registrant,
          included in Exhibit 3.2 to the Registrant's Registration Statement on Form S-1, Registration No. 333-12030 (the "Form S-1") and incorporated herein by reference.

     2    Schedules  1 and 2 to the  Bye-Laws  of the  Registrant,  included  in
          Exhibit 3.2 to the Form S-1 and incorporated herein by reference.

     3 Rights Agreement dated as of June 1, 2000, between the Registrant and Fleet National Bank, as Rights Agent, filed as Exhibit 1 to the Registrant's Registration Statement on Form 8-A dated July 28, 2000, for the Registrant's Preferred Share Purchase Rights, and incorporated herein by reference.




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                                    SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                                   ORIENT-EXPRESS HOTELS LTD.
Date: July 28, 2000


                                                   By:/s/Edwin S. Hetherington
                                                      ------------------------
                                                         Edwin S. Hetherington
                                                         Secretary



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